Exhibit 99.1

340268 ONTARIO LIMITED REORGANIZES ITS HOLDING IN VERSABANK

This joint press release is being issued pursuant to section 5.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids.

London, Ontario, December 8, 2022 – As part of a reorganization of its holdings in VersaBank, 340268 Ontario Limited ("340") announced today that it has agreed to transfer 8,135,892 common shares ("Common Shares") of VersaBank to GBH Inc. ("GBH") by means of a private transaction (the "Transaction"). 340 and GBH share the same eight shareholders, including Patrick George the sole director of 340 and GBH. The purchase price is $10.07 per Common Share for aggregate consideration of $81,928,432.

The 8,135,892 Common Shares to be transferred pursuant to the Transaction constitute approximately 29.88% of the 27,228,182 outstanding Common Shares. Closing of the Transaction is subject to applicable regulatory approvals.

Before giving effect to the Transaction, GBH owned, or controlled or directed nil, or 0% of the issued and outstanding Common Shares and 340 owned, controlled or directed 8,135,892 Common Shares, representing approximately 29.88% of the issued and outstanding Common Shares. After giving effect to the Transaction, 340 will own no Common Shares and GBH will own, 8,135,892 Common Shares, representing approximately 29.88% of the issued and outstanding Common Shares and GBH together with Patrick George will own 9,789,397 Common Shares, representing approximately 35.95% of the issued and outstanding Common Shares.

The Transaction was conducted as part of a reorganization of 340’s holdings in VersaBank. GBH is acquiring its interest in VersaBank for investment purposes, and each of GBH, Patrick George, and 340 may, on an individual basis, depending on market and other conditions increase or decrease its beneficial ownership, control or direction over securities of VersaBank through market transactions, private agreements, treasury issuances, exercises of options, convertible securities or otherwise.

The purchase of the Common Shares is being made pursuant to the private agreement exemption set forth in section 4.2 of National Instrument 62-104.

For inquiries or a copy of the related early warning reports in respect of GBH and 340, copies of which are filed on www.sedar.com, please contact:

340268 Ontario Limited
5093 Fountain Street North
Breslau, ON N0B 1M0
Email: pgeorge@gamasonry.com
Telephone: (519) 648-2285

GBH Inc.
5093 Fountain Street North
Breslau, ON N0B 1M0
Email: pgeorge@gamasonry.com
Telephone: (519) 648-2285